SC **Sanofi Comms** Community expert
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Sanofi to acquire Blueprint Medicines, expanding portfolio in rare immunological disease

Important Notices regarding Forward Looking Statements and Additional Information for US Shareholders

We are pleased to announce that Sanofi and Blueprint Medicines Corporation (Blueprint), a US-based, publicly traded biopharmaceutical company specializing in systemic mastocytosis (SM), a rare immunological disease, and other KIT-driven diseases, have entered into an agreement under which Sanofi will acquire Blueprint.

The acquisition includes a rare immunology disease medicine, Ayvakit/Ayvakyt (avapritinib), approved in the US and the EU, and a promising advanced and early-stage immunology pipeline. Furthermore, Blueprint's established presence among allergists, dermatologists, and immunologists is expected to enhance Sanofi's growing immunology pipeline.

➡️ **Read the full press release for more details**

IMPORTANT: Until the transaction closes, Sanofi employees should not communicate to or with Blueprint employees. All communication will occur through the integration planning team only.

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Press Release: Sanofi to acquire Blueprint Medicines, expanding portfolio in rare immunological disease and adding early-stage pipeline in immunology

Sanofi to acquire Blueprint Medicines, expanding portfolio in rare immunological disease and adding early-stage pipeline in immunology Adds fast-growing and only approved medicine for advanced and...

www.sanofi.com